Exhibit 99.1

              Solarfun Power Reports Fourth Quarter and
             Fiscal Year 2006 Unaudited Financial Results

    Fourth Quarter 2006 Highlights:

    -- Net revenue increased 207.0% to RMB244.7 million (US$31.4 million)(1) compared to the fourth quarter of 2005 and increased 33.9% compared to the third quarter of 2006

    -- Net income was RMB33.0 million (US$4.2 million), or RMB1.30 per basic ADS (US$0.17 per basic ADS), an increase of 224.5% from the fourth quarter of 2005 and 36.6% from the third quarter of 2006

    -- PV module shipments totaled 7.8MW, up from 2.5MW in the fourth quarter of 2005, and up from 5.6MW in the third quarter of 2006

    Full Year 2006 Highlights:

    --  Net revenue increased 279.7% to RMB630.9 million (US$80.8 million) compared to fiscal year 2005

    -- Net income increased 635.1% to RMB105.9 million (US$13.6 million), or RMB4.76 per basic ADS (US$0.61 per basic ADS)

    -- PV module shipments totaled 19.0MW, up from 5.2 MW in fiscal year 2005

     SHANGHAI, China--(BUSINESS WIRE)--March 7, 2007--Solarfun Power Holdings Co., Ltd. (NSDQ: SOLF), an established manufacturer of both PV cells and PV modules in China, today announced unaudited financial results for the fourth quarter and full fiscal year of 2006.

    For the fourth quarter of 2006, the Solarfun recorded total net revenue of RMB244.7 million (US$31.4 million) and net income of RMB33.0 million (US$4.2 million), or RMB1.30 per basic ADS (US$0.17 per basic ADS). Total net revenue for fiscal year 2006 was RMB630.9 million (US$80.8 million) and net income was RMB105.9 million (US$13.6 million), or RMB4.76 per basic ADS (US$0.61 per basic ADS).

    Yonghua Lu, Chairman and Chief Executive Officer, commented, "2006 was a landmark year in the history of our company and culminated in our successful listing on NASDAQ in December.

    The offering itself helped us raise US$135.5 million, which should leave us in a strong position to continue our plans to expand our production lines and procure silicon supply. Our financial results reflect our strong position, despite continued challenges, especially in terms of sourcing stable supplies of raw materials at reasonable prices. We set records in terms of both revenue and net income for the fourth quarter and full fiscal year as we added PV production capacity and diversified our customer base. Since the IPO, we have also made significant headway in a few areas of focus. First, we are pleased to report that we completed construction and started operation on our third and fourth cell production lines in early March. Second, we received UL certification for our PV modules last week. We believe this will allow us to broaden our geographical reach more effectively, and in particular, penetrate the U.S. market."

    "As we head into 2007, we will continue to work on securing silicon supply and expanding our international marketing efforts, especially in the US and in European countries such as Italy and Spain. In the near term, we believe there will be a reduction in gross margin from the end of 2006 as a result of a drop in price levels due to both seasonality in the market and uncertainty regarding renewable energy policies in some countries. However, on an annual basis, we believe our growth will remain robust. Looking out longer-term in 2007, we believe we will see a rebound in demand as the new solar-related regulatory policies and incentive programs in our target markets become finalized."

    Fourth Quarter 2006 Results

    Solarfun's total net revenue for the fourth quarter increased 207.0% to RMB244.7 million (US$31.4 million) from RMB79.7 million in the fourth quarter of 2005, and increased 33.9% from RMB182.8 million in the third quarter of 2006. Growth in net revenue in the fourth quarter was primarily due to an increase in production volumes and strong overall demand, and was partially offset by a decline in average selling price ("ASP"). Total PV module shipments and ASP were 7.8MW and US$3.96 per watt, respectively, in the fourth quarter of 2006, compared to 5.6MW and US$4.04 per watt, respectively, in the third quarter of 2006. During the fourth quarter, Solarfun derived approximately 99.8% of total net revenue from PV modules.

    Gross profit for the fourth quarter was RMB65.6 million (US$8.4 million), representing an increase of 325.3% from RMB15.4 million in the fourth quarter of 2005 and an increase of 26.4% from RMB51.9 million in the third quarter of 2006. The gross margin increased to 26.8% from 19.3% in the fourth quarter of 2005, and dropped slightly from 28.4% in the third quarter of 2006. The sequential decrease was largely attributable to an increase in the cost of silicon and a decrease in the ASP in the fourth quarter of 2006.

    Income from operations for the fourth quarter was RMB35.3 million (US$4.5 million), or 14.4% of total net revenue, which compares with RMB11.1 million, or 13.9% of total net revenue in the fourth quarter of 2005, and RMB30.2 million, or 16.5% of total net revenue in the third quarter of 2006. The year-over-year increase was primarily due to the higher gross margin. The sequential increase in operating profit was mainly due to increased PV module shipments and was offset by the decrease in gross margin, higher selling expenses, and higher general and administrative expenses as a result of the continued business growth.

    Net income for the fourth quarter was RMB33.0 million (US$4.2 million), representing a 224.4% increase year-over-year and a 36.6% increase from the third quarter of 2006. Basic earnings per ADS for the fourth quarter of 2006 were RMB1.30, or US$0.17 per ADS.

    Full Year 2006 Financial Results

    For the full 2006 fiscal year, the Company's total net revenue increased 279.7% to RMB630.9 million (US$80.8 million) from RMB166.2 million in 2005. The Company derived approximately 95.8% of its total net revenue from PV modules. The increase was mainly due to a large increase in production volumes and strong overall demand.

    Gross profit for 2006 was RMB184.4 million (US$23.6 million), representing an increase of 601.7% from RMB26.3 million in 2005. The gross margin increased significantly to 29.2%, compared with 15.8% in 2005. This increase was primarily due to the ramp-up of Solarfun's PV cell production capabilities, which has allowed the Company to use its own PV cells for module production. Income from operations for 2006 was RMB113.8 million (US$14.6 million), or 18.0% of total net revenue. This represents a 602.2% increase from RMB16.2 million in 2005, when operating income was only 9.7% of total revenue.

    Net income for 2006 was RMB105.9 million (US$13.6 million), representing a 635.1% increase from the previous year. Basic earnings per ADS were RMB 4.76 (US$0.61 per ADS) in 2006 compared to RMB1.32 in 2005.

    Financial Position

    As of December 31, 2006, the Company had cash and cash equivalents of RMB1,137.8 million (US$145.8 million), and working capital of RMB1,482.7 (US$190.0 million). Total bank borrowings totaled RMB410.9 million (US$52.7 million), of which RMB15.0 (US$1.9 million) were long-term bank borrowings.

    Business Outlook for 2007

    Based on current operating and other conditions, Solarfun estimates that it will achieve the following for the full 2007 fiscal year:

    -- Net revenue of US$265 million to US$285 million, representing year-over-year growth of 228% to 252%.

    -- PV product shipments of 80-90MW, representing year-over-year growth of 254% to 298%.

    -- An increase of annualized total PV cell production capacity from 60MW at the end of 2006 to 240MW by the end of 2007.

    Recent Events

    Completed IPO listing on NASDAQ:

    In December 2006, the Company completed its IPO, generating net proceeds of US$135.5 million, net of listing expenses. The Company intends to use the proceeds to expand its existing PV cell production lines, purchase raw materials and to meet general working capital requirements. Upon the consummation of the IPO in December 2006, all of the Company's outstanding 79,644,754 Series A Preference Shares were automatically converted into 79,644,754 ordinary shares.

    Sales agreement for PV modules with UB Garanty Project SL:

    In January 2007, the Company entered into a sales agreement for PV modules with UB Garanty Project S.L. in Spain. Under the terms of this agreement, the Company will sell approximately 140MW of photovoltaic modules to UB Garanty Project S.L. over the next three years. The contract is expected to have an estimated value of between US$40 million and US$50 million in 2007.

    Installation of PV cell production lines:

    The Company finished installing and commenced operations on its third and fourth PV cell production lines in early March, 2007. These two lines bring the Company's annualized PV cell production capacity up to 120 MW.

    Receipt of UL Certification for photovoltaic modules:

    Solarfun received a certificate of compliance from Underwriters Laboratories (UL) for twenty of the Company's PV modules in early March. The UL certification demonstrates the quality of Solarfun's products and should help the Company in its international sales development, especially in the US, which is one of the biggest markets in the world for solar power.

    Underwriters Laboratories is an independent, not-for-profit product-safety testing and certification organization in the U.S. that is recognized around the world for setting safety standards for electronic products.

    Conference Call

    The Company will host a conference call at 8:30 a.m. ET on Wednesday, March 7, 2007, to discuss the results for the quarter ended December 31, 2006. Joining Yonghua Lu, Solarfun's Chairman and Chief Executive Officer, will be Kevin Wei, Chief Financial Officer, Hanfei Wang, Chief Operational Officer and Xihong Deng, Executive Vice President. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call:

    - (866) 837-9781 for U.S. callers, and

    - (703) 639-1419 for international callers

    Passcode: "Solarfun Call"

    If you are unable to participate in the call at this time, a replay will be available on Wednesday, March 7 at 10:30 a.m. ET, through Thursday, March 8 at 10:30 a.m. ET. To access the replay please dial:

    - (888) 266-2081 for U.S. callers, and

    - (703) 925-2533 for international callers

    Passcode: 1044116

    This conference call will be broadcast live over the internet and can be accessed by all interested parties on Solarfun's website at http://www.solarfun.com.cn/yg/info.asp?id=847. To listen to the live webcast, please go to Solarfun's website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Solarfun's website and will be available for approximately one month.

    About Solarfun

    Solarfun Power Holdings Co., Ltd. is an established manufacturer of both PV cells and PV modules in China. Established in August 2004, Solarfun conducts substantially all of its business through its operating subsidiary in the People's Republic of China (PRC), Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, and two majority-owned subsidiaries of Linyang China, Shanghai Linyang Solar Technology Co., Ltd., which provides system integration services in China, and Sichuan Leshan Jiayang New Energy Co., Ltd., a manufacturer of PV modules. Solarfun sells its products both through third-party distributors and directly to system integrators. For further information, visit the Company's website at http://www.solarfun.com.cn .

    1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars for the entities with the functional currency of RMB are made at a rate of RMB 7.8041 to US$1.00, the effective noon buying rate as of December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

    Safe Harbor Statement

    This announcement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended,
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In general, forward-looking statements can be identified through their inclusion of such terms as "will," "expects," "anticipates," "intends," "plans," "believes," "estimates," "future" and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to those relating to the effectiveness, profitability, and the marketability of its products; general economic, regulatory and business conditions in China and the Company's target markets; the volatility of the Company's operating results and financial condition; and the Company's business outlook for 2007. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry. Further information regarding these risks and uncertainties may be found in the Company's filings with the U.S. Securities and Exchange Commission, including its Prospectus dated December 19, 2006. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, new information, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors arecautioned that actual results may differ materially from the anticipated results.



                  SOLARFUN POWER HOLDINGS CO., LTD.
                     CONSOLIDATED BALANCE SHEETS
 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                                                December 31,
                                       2005       2006        2006
                                       (RMB)      (RMB)       (US$)
Assets                                (Note1)  (Unaudited) (Unaudited)
Current assets:
  Cash and cash equivalents             7,054   1,137,792     145,794
  Restricted cash                      22,229      33,822       4,334
  Accounts receivable                       -     147,834      18,943
  Inventories                          76,819     372,504      47,732
  Advance to suppliers                 61,312     238,178      30,520
  Other current assets                 20,705      75,525       9,677
  Deferred tax assets                      96       3,400         436
  Amount due from related parties           -         153          20
  Amount due from shareholders              -         578          74
                                      -------- ----------- -----------

Total current assets                  188,215   2,009,786     257,530

Non-current assets:
  Fixed assets - net                   55,146     207,449      26,582
  Intangible assets - net                   -      12,897       1,653
  Long-term investment                      -         300          38
                                      -------- ----------- -----------

Total non-current assets               55,146     220,646      28,273

                                      -------- ----------- -----------
Total assets                          243,361   2,230,432     285,803
                                      ======== =========== ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term bank borrowings           20,000     379,900      48,680
  Long-term bank borrowings, current
   portion                                  -      16,000       2,050
  Accounts payable                     18,794      51,452       6,593
  Notes payable                        20,000      14,020       1,796
  Accrued expenses and other
   liabilities                         22,920      33,619       4,308
  Customer deposits                    55,319          17           2
  Amount due to related parties        32,658      32,058       4,108
                                      -------- ----------- -----------

Total current liabilities             169,691     527,066      67,537

Non-current liabilities:
  Long-term bank borrowings, non-
   current portion                          -      15,000       1,922

Minority interests                          -      10,151       1,301

Shareholders' Equity
Ordinary shares
(par value US$0.0001 per share;
 400,000,000 shares authorized;
 100,350,000 shares and 239,994,754
 shares issued and outstanding at
 December 31, 2005 and 2006,
 respectively                              84         193          25
Additional paid-in capital             59,783   1,565,524     200,604
Statutory reserves                      1,496      16,024       2,053
Retained earnings                      12,307      96,474      12,361
                                      -------- ----------- -----------

Total shareholders' equity             73,670   1,678,215     215,043

                                      -------- ----------- -----------
Total liabilities and shareholders'
 equity                               243,361   2,230,432     285,803
                                      ======== =========== ===========




                  SOLARFUN POWER HOLDINGS CO., LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)


                                         For the Three Months
                                           Ended December 31,
                                     2005        2006         2006
                                     (RMB)       (RMB)        (US$)
                                  (Unaudited) (Unaudited)  (Unaudited)
Net revenue:
 Photovoltaic modules                 79,151      244,163      31,287
 Photovoltaic cells                      542          558          72
 Photovoltaic cell processing              -          (53)         (7)
                                  ----------- ------------ -----------

Total net revenue                     79,693      244,668      31,352
                                  ----------- ------------ -----------

Cost of revenue:
 Photovoltaic modules                (63,853)    (178,626)    (22,889)
 Photovoltaic cells                     (422)        (435)        (56)
 Photovoltaic cell processing              -          (40)         (5)
                                  ----------- ------------ -----------

Total cost of revenue                (64,275)    (179,101)    (22,950)
                                  ----------- ------------ -----------

Gross profit                          15,418       65,567       8,402
                                  ----------- ------------ -----------

Operating expenses:
 Selling expenses                     (2,605)      (5,860)       (751)
 General and administrative
  expenses                            (1,401)     (20,629)     (2,643)
 Research and development
  expenses                              (335)      (3,800)       (487)
                                  ----------- ------------ -----------

Total operating expenses              (4,341)     (30,289)     (3,881)
                                  ----------- ------------ -----------

Operating profit                      11,077       35,278       4,520

Interest expenses                       (123)      (4,547)       (583)
Interest income                           71          834         107
Exchange losses                         (833)      (2,223)       (285)
Other income                               -          416          53
Other expenses                           (53)        (362)        (46)
Changes in fair value of embedded
 foreign currency derivative               -          919         118
Government grant                           -          212          27
                                  ----------- ------------ -----------

Income before income taxes and
 minority interest                    10,139       30,527       3,911

Income tax benefit                        46        2,559         328
Minority interest                          -          (35)         (4)
                                  ----------- ------------ -----------

Net income                            10,185       33,051       4,235
                                  =========== ============ ===========

Net income attributable to
 ordinary shareholders                10,185       29,500       3,780
                                  =========== ============ ===========
Net income per share:
Basic                                   0.16         0.26        0.03
Diluted                                 0.15         0.17        0.02

Shares used in computation:
Basic net income per share        61,980,882  113,370,310
Diluted net income per share      67,651,919  187,820,841

Net income per ADS:
Basic                                   0.82         1.30        0.17
Diluted                                 0.75         0.88        0.11

Shares used in computation:
Basic net income per ADS          12,396,176   22,674,062
Diluted net income per ADS        13,530,384   37,564,168
Share-based compensation expense
 included in
  Cost of revenue                          -          123          16
  Selling expenses                         -           19           2
 General and administrative
  expenses                                 -        2,234         286
 Research and development
  expenses                                 -          520          67


                                             For the Year
                                           Ended December 31,
                                     2005        2006         2006
                                     (RMB)       (RMB)        (US$)
                                   (Note 1)   (Unaudited)  (Unaudited)
Net revenue:
 Photovoltaic modules                165,636      604,317      77,436
 Photovoltaic cells                      542        7,182         920
 Photovoltaic cell processing              -       19,408       2,487
                                  ----------- ------------ -----------

Total net revenue                    166,178      630,907      80,843
                                  ----------- ------------ -----------

Cost of revenue:
 Photovoltaic modules               (139,481)    (434,493)    (55,675)
 Photovoltaic cells                     (422)      (5,983)       (766)
 Photovoltaic cell processing              -       (6,054)       (776)
                                  ----------- ------------ -----------

Total cost of revenue               (139,903)    (446,530)    (57,217)
                                  ----------- ------------ -----------

Gross profit                          26,275      184,377      23,626
                                  ----------- ------------ -----------

Operating expenses:
 Selling expenses                     (5,258)     (11,883)     (1,523)
 General and administrative
  expenses                            (4,112)     (52,214)     (6,690)
 Research and development
  expenses                              (750)      (6,523)       (836)
                                  ----------- ------------ -----------

Total operating expenses             (10,120)     (70,620)     (9,049)
                                  ----------- ------------ -----------

Operating profit                      16,155      113,757      14,577

Interest expenses                       (123)      (8,402)     (1,077)
Interest income                           95        1,326         170
Exchange losses                       (1,768)      (4,346)       (557)
Other income                             215          902         116
Other expenses                          (260)        (836)       (107)
Changes in fair value of embedded
 foreign currency derivative               -         (163)        (21)
Government grant                           -          852         109
                                  ----------- ------------ -----------

Income before income taxes and
 minority interest                    14,314      103,090      13,210

Income tax benefit                        96        3,132         401
Minority interest                          -         (301)        (39)
                                  ----------- ------------ -----------

Net income                            14,410      105,921      13,572
                                  =========== ============ ===========

Net income attributable to
 ordinary shareholders                14,410       98,694      12,646
                                  =========== ============ ===========
Net income per share:
Basic                                   0.26         0.95        0.12
Diluted                                 0.22         0.74        0.09

Shares used in computation:
Basic net income per share        54,511,540  103,631,832
Diluted net income per share      66,366,469  142,108,460

Net income per ADS:
Basic                                   1.32         4.76        0.61
Diluted                                 1.09         3.72        0.48

Shares used in computation:
Basic net income per ADS          10,902,308   20,726,366
Diluted net income per ADS        13,273,294   28,421,692
Share-based compensation expense
 included in
  Cost of revenue                          -          123          16
  Selling expenses                         -           19           2
 General and administrative
  expenses                               501       24,659       3,160
 Research and development
  expenses                                 -          520          67


    Note 1: 2005 audited figure is derived from 2005 financial statement of the company.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Kevin Wei, 8621-6307-0222 Ext.620
             Chief Financial Officer
             IR@solarfun.com.cn
             or
             Christensen
             Hong Kong:
             Tip Fleming, 852 2117 0861
             tfleming@ChristensenIR.com
             or
             US:
             Mahboob Hossain, 480-614-3014
             mhossain@ChristensenIR.com